UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission file number 1-10888

TOTAL FINANCE USA, INC.

EMPLOYEE SAVINGS PLAN

1201 Louisiana Street, Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL Finance USA, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Houston, Texas

July 1, 2013

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets:
Investments, at fair value	$55,359,142	53,130,707

Total investments	55,359,142	53,130,707

Receivables:
Notes receivable from participants	630,385	554,794
Employee contributions	74,684	65,641
Company contributions	54,626	51,533
Dividend receivable	86,244	88,388

Total receivables	845,939	760,356

Net assets reflecting investments at fair value	56,205,081	53,891,063

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(163,079)	(155,325)

Net assets available for benefits	$56,042,002	53,735,738

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011

Contributions:
Employee	$2,337,285	2,459,471
Company	1,452,195	1,386,523
Rollover	241,754	—

Total contributions	4,031,234	3,845,994

Investment income (loss):
Dividends	1,709,135	1,287,286
Interest	73,854	84,250
Net appreciation (depreciation) in fair value of mutual funds	3,568,006	(2,519,486)
Net appreciation (depreciation) in fair value of TOTAL S.A. ADS	174,400	(223,183)

Total investment income (loss)	5,525,395	(1,371,133)

Interest income on notes receivable from participants	28,597	28,175

Total income (loss)	5,553,992	(1,342,958)

Payments to participants	7,277,179	3,029,011
Administrative expenses	1,783	2,335

Net increase (decrease) in net assets	2,306,264	(528,310)

Net assets available for benefits, beginning of year	53,735,738	54,264,048

Net assets available for benefits, end of year	$56,042,002	53,735,738

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

The following description of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan in which all employees of TOTAL Finance USA, Inc. (the Company) and certain of its affiliates are eligible to participate.

Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company’s board of directors (the Administrative Committee). The Company’s board of directors has appointed an Investment Committee to oversee the investment funds in the Plan. The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan’s trustee.

(b)	Contributions and Vesting

Employees electing to participate are allowed to contribute from 1% to 30% of eligible compensation, as defined in the Plan document, to the Plan on a pretax basis and from 1% to 6% on an after-tax basis, not to exceed 30% in pretax and after-tax combined. The Company makes a matching contribution of up to 6% of the employee’s eligible compensation. The Company’s contributions vest 20% for each year of service.

Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($17,000 in 2012 and $16,500 in 2011).

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the Code ($5,500 per participant in 2012 and 2011). The Company does not match employee catch-up contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan or from a conduit individual retirement account.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company matching contributions, and an allocation of Plan earnings or losses, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Payment of Benefits and Forfeitures

Distributions are made in a lump sum or in installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts less than $5,000 upon termination without the participant’s consent. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election, the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the Administrative Committee. Amounts less than $1,000 will be distributed directly to participants upon termination.

Distributions from the participant’s account invested in TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash.

A participant, while employed, is allowed to make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals for contributions made to the Plan through December 31, 2007 may be waived in the event a participant demonstrates financial hardship. Contributions made to the Plan after January 1, 2008 are not eligible for hardship and disability withdrawals.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. A participant’s nonvested percentage of the Company’s matching contribution shall become a forfeiture upon a participant’s termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company’s matching contributions. For the Plan years ended December 31, 2012 and 2011, the Company utilized forfeitures of $0 and $125,965, respectively, to partially offset matching contributions. Forfeitures available to offset future Company contributions were $278,446 and $239,847 at December 31, 2012 and 2011, respectively.

(e)	Expenses of Administering the Plan

For the years ended December 31, 2012 and 2011, the Company paid all Plan expenses except for loan fees and certain other participant transaction fees. In addition, certain investment related expenses reduced investment income presented in the accompanying statements of changes in net assets available for benefits.

(f)	Notes Receivable from Participants

Participants are allowed to obtain loans from the Plan secured by the pledge of the participant’s account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance in the Plan. New loans bear interest at prime rate plus one percentage point. Interest rates on outstanding loans range from 4.25% to 7.38% at December 31, 2012 and from 4.25% to 8.75% at December 31, 2011. Home loans can be repaid at terms up to fifteen years; other loans have terms of five years. Maturity dates on outstanding loans at December 31, 2012 range from January 2013 to March 2027 and at December 31, 2011 range from January 2012 to December 2026.

(g)	Investment Options

Participants may allocate their contributions (in multiples of 1%) and those of the Company among multiple mutual funds, a common/collective trust fund (the Fidelity Managed Income Portfolio) and TOTAL S.A. ADS.

Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

Effective on March 7, 2012, the following changes were made to the list of investment options available to participants in the TOTAL Finance USA, Inc. Employee Savings Plan:

•	the Fidelity Growth & Income Portfolio and the Fidelity Magellan Funds were removed

•	the MainStay Large Cap Growth Fund Class I, the Sentinel Common Stock Fund Class I, and the Vanguard Growth Index Fund (Signal Shares) were added

•	the existing share classes of the following funds were removed and replaced by the Class K shares, as shown below:

Fidelity International Discovery Fund - Class K

Fidelity Freedom K Income Fund

Fidelity Freedom K 2010 Fund

Fidelity Freedom K 2015 Fund

Fidelity Freedom K 2020 Fund

Fidelity Freedom K 2025 Fund

Fidelity Freedom K 2030 Fund

Fidelity Freedom K 2035 Fund

Fidelity Freedom K 2040 Fund

Fidelity Freedom K 2045 Fund

Fidelity Freedom K 2050 Fund

Fidelity Freedom K 2055 Fund

(h)	Plan Termination

Upon termination of the Plan, each participant would immediately become fully vested in his or her employer match contributions, and the total amount in each participant’s account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investments contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

Certain reclassifications have been made to the 2011 financial statements to conform to the 2012 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

(b)	Valuation of Investments

Investments are reported at fair value. The TOTAL S.A. ADS and mutual funds are valued based upon quoted market prices. The Plan’s investment in the Fidelity Managed Income Portfolio, which is fully benefit responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, 2012, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. The fair value of the Fidelity Managed Income Portfolio is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statements of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio based on the proportionate ownership of the Plan.

As of December 31, 2012 and 2011, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Code. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio were approximately 1.70% and 1.92% for the years ended December 31, 2012 and 2011, respectively. The average yields earned by the Fidelity Managed Income Portfolio based on the actual interest rates credited to participants were approximately 1.05% and 1.39% for the years ended December 31, 2012 and 2011, respectively.

Securities transactions are recorded on the trade date. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments. Net appreciation (depreciation) in fair value of TOTAL S.A. ADS includes realized gains (losses) on the sale of TOTAL S.A. ADS and unrealized appreciation (depreciation) in fair value of TOTAL S.A. ADS.

(c)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(e)	Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(f)	Accounting Standards and Interpretations

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS’s (ASU 2011-04). ASU 2011-04 clarifies application of fair value measurement and disclosure requirements and is effective for annual periods beginning after December 15, 2011. The Plan adopted ASU 2011-04 in 2012 and such adoption did not have a material effect on the Plan’s financial statements.

(3)	Fair Value Measurements

U.S. GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan must use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value. There were no transfers between levels 1, 2, or 3 during 2012 or 2011. Additionally, there were no level 3 investments in 2012 or 2011.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds, and TOTAL S.A. ADS – These investments consist of various publicly traded money market funds, mutual funds and common stock. The fair values are based on quoted market prices.

Common/collective trust fund – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the Plan’s holdings in this fund is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2012:

	Fair value measurements using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement

Common/collective trust fund	$—	5,698,596	—	5,698,596

Mutual funds:
Domestic large cap equity funds	14,600,836	—	—	14,600,836
Domestic mid cap equity fund	1,214,151	—	—	1,214,151
Domestic small cap equity funds	2,605,435	—	—	2,605,435
International equity funds	5,671,641	—	—	5,671,641
Balanced fund	1,658,205	—	—	1,658,205
Fixed income funds	6,946,399	—	—	6,946,399
Money market fund	4,949,998	—	—	4,949,998
Target date asset allocation funds	5,225,404	—	—	5,225,404

Total mutual funds	42,872,069	—	—	42,872,069

TOTAL S.A. ADS	6,788,477	—	—	6,788,477

Total investments, at fair value	$49,660,546	5,698,596	—	55,359,142

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2011:

	Fair value measurements using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement

Common/collective trust fund	$—	6,297,678	—	6,297,678

Mutual funds:
Domestic large cap equity funds	14,654,297	—	—	14,654,297
Domestic mid cap equity fund	856,061	—	—	856,061
Domestic small cap equity funds	2,898,654	—	—	2,898,654
International equity funds	5,673,239	—	—	5,673,239
Balanced fund	1,577,562	—	—	1,577,562
Fixed income funds	5,838,094	—	—	5,838,094
Money market fund	4,455,630	—	—	4,455,630
Target date asset allocation funds	3,754,607	—	—	3,754,607

Total mutual funds	39,708,144	—	—	39,708,144

TOTAL S.A. ADS	7,124,885	—	—	7,124,885

Total investments, at fair value	$46,833,029	6,297,678	—	53,130,707

(4)	Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are separately identified as follows:

2012:
Vanguard Growth Index Fund Signal Shares	$3,243,969
Fidelity Managed Income Portfolio ($5,535,517 contract value)	5,698,596
Fidelity Money Market Trust Retirement Money Market Portfolio	4,949,998
Spartan 500 Index Fund – Fidelity Advantage Class	7,110,832
PIMCO Total Return Fund	4,847,617
TOTAL S.A. ADS	6,788,477

2011:
Calamos Growth Fund	$2,878,143
Fidelity Growth & Income Portfolio	3,743,123
Fidelity Magellan Fund	3,038,538
Fidelity Managed Income Portfolio ($6,142,353 contract value)	6,297,678
Fidelity Money Market Trust Retirement Money Market Portfolio	4,455,629
Spartan 500 Index Fund	3,438,687
PIMCO Total Return Fund	3,604,589
TOTAL S.A. ADS	7,124,885

(5)	TOTAL S.A. American Depositary Shares

Each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee.

(6)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents approximately 12.3% and 13.3% of total investments as of December 31, 2012 and 2011, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(7)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan holds TOTAL S.A. ADS which are shares and units of the parent company of the plan sponsor. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

(8)	Income Tax Status

The Plan obtained its latest determination letter on April 12, 2012, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2012.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosures in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(9)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available per the statements of net assets available for benefits	$56,042,002	53,735,738
Adjustment from fair value to contract value for fully benefit responsive investment contracts	163,079	155,325

Net assets available for benefits per the Form 5500	$56,205,081	53,891,063

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year ended December 31
	2012	2011
Total investment income (loss) per the statements of changes in net assets available for benefits	$5,525,395	(1,371,133)
Interest income on notes receivable from participants	28,597	28,175
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2011 and 2010	(155,325)	(56,278)
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2012 and 2011	163,079	155,325

Total investment income (loss) per the Form 5500	$5,561,746	(1,243,911)

Fully benefit responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(10)	Risks and Uncertainties

The Plan provides for investments in mutual funds, a common/collective trust fund, and TOTAL S.A. ADS. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan invests through its investment in the common/collective trust fund in securities which may include contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by sub prime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(11)	Subsequent Events

We have evaluated significant events and transactions that occurred after the financial statement date through July 1, 2013, which is the date the financial statements were issued, and determined that there were no events or transactions other than those disclosed that would require recognition or disclosure in the Plan’s financial statements for the year ended December 31, 2012.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at end of Year)

December 31, 2012

Identity of issue	Description of investment	Current value

American Beacon Funds	American Beacon Large Cap Value Fund	$1,350,884
American Funds, Inc.	American Balanced Fund Class A	1,658,205
Baron Funds	Baron Growth Fund Retail Shares	1,756,518
Calamos Investments	Calamos Growth Fund Class A	2,799,950
Fidelity Investments*	Fidelity Freedom K Income Fund	195,099
Fidelity Investments*	Fidelity Freedom K 2010 Fund	698,045
Fidelity Investments*	Fidelity Freedom K 2015 Fund	755,128
Fidelity Investments*	Fidelity Freedom K 2020 Fund	605,693
Fidelity Investments*	Fidelity Freedom K 2025 Fund	469,661
Fidelity Investments*	Fidelity Freedom K 2030 Fund	730,100
Fidelity Investments*	Fidelity Freedom K 2035 Fund	1,006,290
Fidelity Investments*	Fidelity Freedom K 2040 Fund	446,268
Fidelity Investments*	Fidelity Freedom K 2045 Fund	289,695
Fidelity Investments*	Fidelity Freedom K 2050 Fund	22,962
Fidelity Investments*	Fidelity Freedom K 2055 Fund	6,464
Fidelity Investments*	Fidelity Institutional Short-Intermediate Government Fund	2,098,782
Fidelity Investments*	Fidelity International Discovery Fund - Class K	2,686,004
Fidelity Investments*	Fidelity Managed Income Portfolio	5,698,596
Fidelity Investments*	Fidelity Money Market Trust Retirement Money Market Portfolio	4,949,998
Fidelity Investments*	Spartan 500 Index Fund	1,025
Fidelity Investments*	Spartan 500 Index Fund - Fidelity Advantage Class	7,110,832
Goldman Sachs Asset Management	Goldman Sachs Small Cap Value Fund	848,917
JPMorgan Asset Management	JPMorgan Mid Cap Value Fund Class A	1,214,151
Lazard Retirement Series, Inc.	Lazard Emerging Markets Equity Fund	2,394,302
MainStay Funds	MainStay Large Cap Growth Fund	50,162
Morgan Stanley	Morgan Stanley Institutional International Equity Fund	591,335
PIMCO Funds	PIMCO Total Return Fund	4,847,617
Sentinel Group Funds, Inc.	Sentinel Common Stock Fund	44,013
TOTAL S.A.*	TOTAL S.A. ADS	6,788,477
Vanguard Index Funds	Vanguard Growth Index Fund Signal Shares	3,243,969
Notes receivable from participants*	Interest rates ranging from 4.25% to 7.38% maturity dates ranging from January 2013 to March 2027	630,385

		$55,989,527

*	Indicates a party-in-interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this manual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL Finance USA, Inc. Employee Savings Plan

Dated: July 1, 2013	/s/ Stanley P. Cottrell
Stanley P. Cottrell Plan Administrator

Index to Exhibit

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm